UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58777/October 14, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13139

In the Matter of	:
	: ORDER MAKING FINDINGS AND
OCEAN RESOURCES, INC.,	: REVOKING REGISTRATIONS BY
OFFICELAND, INC.,	: DEFAULT AS TO TWO
ONLINE GAMING SYSTEMS LTD.	: RESPONDENTS
(N/K/A ADVANCED RESOURCES	:
GROUP LTD.),	:
OPEN EC TECHNOLOGIES, INC., and	:
OVM INTERNATIONAL	:
HOLDING CORP.	:

The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP) on August 19, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) has provided evidence that Respondents Ocean Resources, Inc. (Ocean Resources), and Officeland, Inc. (Officeland) (together, Respondents), have been served with the OIP by August 29, 2008, in conformance with 17 C.F.R. § 201.141(a)(2)(ii).[1] Answers are due ten days after service of the OIP and, to date, Respondents have not filed Answers. See 17 C.F.R. § 201.220(b); OIP at 3. In a September 10, 2008, Order, Respondents were put on notice that if they failed to file a timely Answer, they would be deemed in default and the registrations of their registered securities would be revoked.

On September 22, 2008, I held a telephonic prehearing conference at which Respondents failed to participate. On September 29, 2008, the Division filed a Motion for Default (Motion) which seeks to revoke the registrations of Respondents' registered securities.

Accordingly, Respondents are in default for failing to file an Answer, for failing to participate in the telephonic prehearing conference, for failing to respond to the Division's Motion within the time provided, and for otherwise failing to defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by 17 C.F.R. § 201.155(a), the following

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[1] This proceeding has ended as to Respondents Open EC Technologies, Inc., and OVM International Holding Corp., which entered into settlements with the Commission. Ocean Resources, Inc., Exchange Act Release Nos. 58501 (September 10, 2008) and 58511 (September 11, 2008). Online Gaming Systems Ltd. (n/k/a Advanced Resources Group Ltd.) filed an Answer on August 29, 2008.

allegations in the OIP are deemed to be true.

Ocean Resources (CIK No. 1114222) is a void Delaware corporation located in Dallas, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ocean Resources is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended December 31, 2004, which reported a net loss of $6,631,980 for the prior six months. As of August 14, 2008, the company's common stock (symbol OCRI) was quoted in the Pink Sheets operated by Pink OTC Markets, Inc. (Pink Sheets), had twelve market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Officeland (CIK No. 780260) is an Ontario corporation located in Downsview, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Officeland is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended August 31, 2000, which reported a net loss of $422,791 for the prior nine months. As of August 14, 2008, the company's common stock (symbol OFLD) was quoted in the Pink Sheets, had five market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3).

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires certain foreign private issuers to furnish quarterly and other material reports to the Commission under cover of Form 6-K if they make or are required to make the information public under laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

Accordingly, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Ocean Resources, Inc., and Officeland, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge